SECURITIES AND EXCHANGE COMMISSION
Washington, DC

In the matter of	CERTIFICATE OF
Kansas City Power & Light Company, et al.	NOTIFICATION
File No. 70-9861

Public Utility Holding Company Act of 1935

Great Plains Energy Incorporated, a Missouri corporation and a registered holding company ("Great Plains Energy"), hereby submits on behalf of itself and certain of its subsidiaries, the following pursuant to Rule 24 of the Public Utility Holding Company Act of 1935 (the "Act") and the Commission's Order dated September 7, 2001, in the above docket (HCAR 27436) (the "Order"). This Certificate reports activity for the calendar quarter ended March 31September 30, 2003. Capitalized terms not defined herein have the meanings ascribed to them in the Order.

1.  The sales of any Common Stock by Great Plains Energy and the purchase price per share and the market price per share at the date of the agreement of sale:

N/A

2.  The total number of shares of Common Stock issued or issuable under options granted during the quarter under any Stock Plan or otherwise:

     Great Plains Energy granted out of treasury stock 2,879 shares of restricted common stock to Bernard J. Beaudoin (the Grantee) on January 1, 2003. The shares may not be sold, transferred, pledged or otherwise transferred until the earlier of January 1, 2006, or retirement of the Grantee.

3.  If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer:

N/A

4.  The amount and terms of any long-term debt, Preferred Stock, or other forms of preferred or equity-linked securities issued directly or indirectly during the quarter by Great Plains Energy:

N/A

5.  The amount and terms of any Short-term Debt issued by Great Plains Energy or Kansas City Power & Light Company during the quarter:

A.     Great Plains Energy outstanding borrowings during the first quarter under a 364-day revolving loan facility ranged from $0-126 million. The borrowings represented both eurodollar rate borrowings ranging from $0-127 million at an average interest rate of 2.27%, and prime rate borrowings ranging from $0-113 million at an average interest rate of 4.25%. Outstanding borrowings under the revolving facility at March 31, 2003, were $126 million.

B.     Kansas City Power & Light Company borrowings during the first quarter under a 364-day revolving loan facility were $1.6 million, for one day. The borrowing represented a eurodollar rate borrowing an interest rate of 1.9375%. Outstanding borrowings under the revolving facility at March 31, 2003, were $0.

C.     Commercial paper issued and outstanding during the first quarter by Kansas City Power & Light Company through Bank One ranged from $0-$2.9 million, with an average interest rate of 1.35%. The outstanding balance at March 31, 2003, totaled $0.

6.  The name of the guarantor and of the beneficiary of any Great Plains Energy Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purposes of the Guarantee:

Guarantor	Subsidiary	Amount	Start	End	Purpose
Great Plains Energy Incorporated (Note 1)	Strategic Energy, L.L.C.	Note 1	5/23/02	undetermined	credit support
Great Plains Energy Incorporated (Note 2)	Strategic Energy, L.L.C.	$18,000,000	1/1/03	12/31/04	credit support
Great Plains Energy Incorporated (Note 3)	Strategic Energy, L.L.C.	$3,000,000	3/4/03	5/31/03	credit support
Great Plains Energy Incorporated (Note 3)	Strategic Energy, L.L.C.	$5,000,000	3/30/03	7/31/04	credit support
Great Plains Energy Incorporated (Note 4)	Strategic Energy, L.L.C.	$2,500,000	3/7/03	9/12/03	credit support
Great Plains Energy Incorporated (Note 5)	Strategic Energy, L.L.C.	Note 5	3/27/03	5/28/03	credit support
Great Plains Energy Incorporated (Note 6)	R.S. Andrews Enterprises Inc.	Note 6	3/14/03	3/14/04	credit support
Subsidiaries of R.S. Andrews Enterprises, Inc. (Note 6)	R.S. Andrews Enterprises Inc.	Note 6	3/14/03	3/14/04	credit support
KLT Inc. (Note 7)	Strategic Energy, L.L.C.	$6,300,000	3/28/03	12/31/03	credit support
KLT Inc. (Note 8)	Strategic Energy, L.L.C.	$750,000	1/13/03	5/29/03	credit support

Note 1:  On May 23, 2002, Strategic Energy, L.L.C. and Great Plains Energy entered into an Agreement of Indemnity with the Federal Insurance Company. This agreement covered $92,101,655 in aggregate principal amount of surety bonds issued on behalf of Strategic Energy. In connection with the issuance of the agreement, KLT Inc. was released from its pre-existing indemnification obligations for these surety bonds; the effect of the transaction was to substitute Great Plains Energy for KLT Inc. as an indemnitor of the surety bonds. Also on that date, Strategic Energy and Great Plains Energy entered into a General Agreement of Indemnity with the Federal Insurance Company, covering all bonds to be issued on behalf of Strategic Energy, L.L.C. for the benefit of counterparties from date of agreement into the future. This latter agreement is not limited by dollar amount. The aggregate change in surety bonds issued and outstanding for the first quarter under these agreements was an increase of $592,000 to $61,844,725 at March 31, 2003.

Note 2:  Great Plains Energy issued a direct guaranty in favor of a counterparty and for the benefit of Strategic Energy, L.L.C. At the same time, KLT Inc. was released from its previously issued $5 million direct guaranty to the same counterparty. The amount shown is the gross amount of Great Plains Energy's guaranty to the counterparty.

Note 3:  Great Plains Energy issued a direct guaranty in favor of a counterparty and for the benefit of Strategic Energy, L.L.C.

Note 4:  Great Plains Energy increased its direct guaranty in favor of a counterparty and for the benefit of Strategic Energy, L.L.C. The amount shown represents the increased amount of the guaranty.

Note 5:  Great Plains Energy executed a guaranty and suretyship agreement, dated as of March 8, 2002, guaranteeing Strategic Energy L.L.C.'s debts, liabilities and financial obligations under a $25 million letter of credit facility with PNC Bank. The full amount of this facility was reported in the first quarter 2002 Rule 24 Certification. Great Plains Energy executed and delivered a Joinder dated as of August 8, 2002, reaffirming such guaranty and suretyship agreement subsequent to the Third Amendment to Loan Documents. Great Plains Energy executed and delivered a Joinder dated as of March 27, 2003, reaffirming such guaranty and suretyship agreement subsequent to the Fourth Amendment to Loan Documents. The aggregate change in usage under the letter of credit facility in the first quarter was a reduction of $7,385,000, to $4,508,600 as of the end of the quarter.

Note 6:  Great Plains Energy and R. S. Andrews Enterprises, Inc. ("RSAE") entered into a Support Agreement dated October 25, 2001, under which Great Plains Energy agreed, in the event RSAE is unable to make timely payments of interest or principal under their $25 million line of credit facility with LaSalle Bank National Association, to provide such funds to RSAE either as equity or a subordinated loan.

The subsidiaries of RSAE jointly issued a guaranty, dated as of March 17, 2000, of RSAE's obligations under the Credit Agreement, as amended, and reaffirmed that guaranty and the Security Agreement by instruments dated as of October 25, 2001 (increase by $2 million), February 21, 2002 (increase by $3 million), and March 14, 2003 (extension of maturity). The subsidiaries on the guaranty are: RSA Services Termite & Pest Control, Inc., Premier Service Systems, Inc., R.S. Andrews Enterprises of Alabama, Inc., R.S. Andrews Enterprises of Charleston, Inc., R.S. Andrews Enterprises of Columbus, Inc., R.S. Andrews Enterprises of Dallas, Inc., R.S. Andrews Enterprises of Kansas, Inc., R.S. Andrews Enterprises of South Carolina, Inc., R.S. Andrews Enterprises of Tennessee, Inc., R.S. Andrews Enterprises of Topeka, Inc., R.S. Andrews Enterprises of Virginia, Inc., R.S. Andrews of Chattanooga, Inc., R.S. Andrews of DeSoto, Inc., R.S. Andrews of Fairfax, Inc., R.S. Andrews of Florida, Inc., RSA Services of Florida, Inc., R.S. Andrews of Grand Prairie, Inc., R.S. Andrews of Grapevine, Inc., R.S. Andrews of Jonesboro, Inc., R.S. Andrews of Maryland, Inc., R.S. Andrews of Orlando, Inc., R.S. Andrews of Palm Beach, Inc., R.S. Andrews of Sacramento, Inc., R.S. Andrews Services, Inc., R.S. Andrews Showcase of Atlanta, Inc., R.S. Andrews of Stuart I, Inc., R.S. Andrews of Stuart II, Inc., R.S. Andrews of Tidewater, Inc., R.S. Andrews of Vero Beach, Inc., and R.S. Andrews of Wilmington, Inc.

The outstanding balance drawn under this line of credit facility at March 31, 2003, was $23,600,000. In addition, letters of credit issued under the line of credit totaled $1,400,000.

Note 7:  KLT Inc. increased its direct guaranty in favor of a counterparty and for the benefit of Strategic Energy, L.L.C. The amount shown in the table represents the increased amount of the guaranty.

Note 8:  KLT Inc. renewed its direct guaranty, previously issued, in favor of a counterparty and for the benefit of Strategic Energy, L.L.C., in the amount of $750,000.

7.  The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52:

N/A

8.  The notional amount and principal terms of any Interest Rate Hedge entered into during the quarter and the identity of the parties to the instruments:

N/A

9.  The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter:

N/A

10.  A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing:

U-6B-2 filed by R.S. Andrews of Maryland, Inc., a subsidiary of Great Plains Energy filed January 2, 2003.

U-6B-2 filed by R.S. Andrews Enterprises, Inc., a subsidiary of Great Plains Energy filed January 2, 2003.

U-6B-2 filed by Great Plains Energy on behalf of itself and certain of its subsidiaries, filed March 19, 2003.

U-6B-2 filed by Innovative Energy Consultants Inc., a subsidiary of Great Plains Energy, filed January 9, 2003.

U-6B-2 filed by Home Service Solutions Inc., a subsidiary of Great Plains Energy, filed January 13, 2003.

U-6B-2 filed by R.S. Andrews Enterprises, Inc., a subsidiary of Great Plains Energy, filed March 20, 2003.

U-6B-2 filed by Strategic Energy, L.L.C., a subsidiary of Great Plains Energy, filed March 20, 2003.

11.  Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Great Plains Energy, that has engaged in any jurisdictional financing transactions during the quarter:

     The consolidated balance sheets of Great Plains Energy and Kansas City Power & Light Company are incorporated by reference to the quarterly reports on forms 10-Q dated May 9, 2003, in File No. 000-33207 and 001-00707.

     Balance sheets for consolidated KLT Inc. and consolidated R.S. Andrews Enterprises, Inc. are being filed confidentially pursuant to Rule 104

S I G N A T U R E

     Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 29, 2003.

Great Plains Energy Incorporated

By:  /s/Lori A. Wright
Lori A. Wright
Controller